CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

October 25, 2016

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3030
Washington, DC 20549

Attention:	Martin James
Michael Faye
Kate Tillan
Tom Jones
Tim Buchmiller

RE:	Exactech, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 3, 2016
Form 10-Q for the quarterly period ended March 31, 2016
Filed April 29, 2016
File No. 000-28240

Ladies and Gentlemen:

             Set forth below is the response of Exactech, Inc., a Florida corporation (the "Company" or “Exactech”), to the Staff's comments provided in the letter dated September 27, 2016 (the "Comment Letter") with respect to the Company’s Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”).

In the responses below, references to “we”, “us” or “our” refer to the Company. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Excess and Obsolete Inventories, page 39

1.

In future filings, please further revise your proposed disclosure in response to comment 1 to adequately explain the process you use to record inventory at the lower of cost or market as discussed in response to comments 5, 6, and 7.  For example, we note that in applying the lower of cost or market concept you do not apply it on an item-by-item basis but instead you combine inventory into groups. You should discuss the groupings and how you determine them as well as how you determine the write-down for slow moving items, including any significant assumptions in that estimate.

Response:

The following is an example of the proposed disclosure to be included in the Company’s future filings:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Excess and Obsolete Inventories - Inventories are valued at the lower of cost or net realizable value, using the FIFO method. Inventory is comprised of implants and instruments held for sale, including implants consigned or loaned to customers and agents. The consigned or loaned inventory remains our inventory until we are notified of implantation. We are also required to maintain substantial levels of inventory because it is necessary to maintain all sizes of each component to fill customer orders. The size of the component to be used for a specific patient is typically not known with certainty until the time of surgery, and certain sizes are typically used less frequently than the “standard” sizes. Due to this uncertainty, a minimum of one of each size of each component in the system to be used must be available to each sales representative at the time of surgery, including unusual sizes that will be sold less frequently than “standard” sizes. Although we may conclude that it is more likely than not that all quantities on hand of certain sizes will eventually not be sold, we do not consider such items “excess inventory,” as our business model requires that we maintain such quantities in order to sell the “standard” sizes. As a result of this need to maintain substantial levels of all sizes and components of inventory, we are subject to the risk of inventory obsolescence, and having to carry inventory in excess of expected sales (slow moving inventory). Additionally, uncertainties of product line life cycles, changes in sales patterns and timing and performance of product launches, carry the risk that actual results and timing are less successful and result in slow moving or obsolete items. In the event that a substantial portion of our inventory becomes obsolete, it would have a material adverse effect on the Company. An allowance charge for slow moving inventories is recorded based upon an analysis of slow moving inventory items within a product group level. The slow moving inventory allowance is analyzed and calculated based on comparing the current quantity of inventory to historical sales and providing an allowance for any slow moving inventory on a systematic basis, which recognizes the cost of anticipated future obsolescence over the average fifteen year expected life of the product groups. We believe this method is appropriate as it recognizes the lack of utility of these items (as a charge to cost of goods sold) over the related product group revenue life cycle. The key inputs to our slow moving allowance are trailing twelve months usage and the expected product life. Due to the nature of slow moving inventory changes in sales patterns from historical trends and future product release schedules, this could impact our allowance analysis. For items that we identify as obsolete, we record a charge to reduce their carrying value to net realizable value. We also maintain an allowance for discrepant inventory to allow for items that are lost or damaged. Allowance charges for the years ended December 31, 2015 and 2014 were $4.9 million and $4.0 million, respectively. We also test our inventory levels for the amount of inventory that we expect to sell within one year. Due to the scope of products required to support surgeries and the fact that we stock new subsidiaries, add consignment locations, and launch new products, the level of inventory often exceeds the forecasted level of cost of goods for the next twelve months. As of December 31, 2015, we determined that $9.0 million of inventory should be classified as non-current, as compared to $9.7 million as of December 31, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY EXACTECH, INC.

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

2.

We note your response to comment 3.  Please quantify for us the amount of inventory that you maintain in material locations. Tell us whether your inventory locations with the largest quantity would also be the locations with the largest dollar amount of inventory. As part of your response, please include a table of the separate locations and the related inventory amounts.  Also explain the frequency of any inventory counts and quantify the amount of your inventory that was physically counted during 2015. Explain how you monitor and control the inventory at any remaining locations, other than material locations.

Response:

The Company supplementally advises the Staff that Exhibit A of this letter includes a listing of the material locations and the quantities of inventory held at those locations. The inventory held in the locations identified on Exhibit A, which includes surgical instruments, is carried at gross cost value, and is tracked in the inventory system. Generally, the locations with the largest quantity of inventory are also the ones with the largest dollar value of inventory.

The Company performs inventory counts on implants and instruments on an annual basis for 100% of the Company warehouse locations and at least 90% of the inventory value of the independent agent consignment locations. The larger locations are counted by distribution employees of the Company, and smaller locations are counted by the independent contracted agent using bar code scanners for the serialized items. The counts are then reconciled to the quantities maintained in the inventory software. Cycle counts are performed throughout the year for our raw materials, work-in-process and product packaging. The remaining smaller locations, which hold less than 10% of the Company’s inventory, are tracked in the Company’s internal, closed loop, inventory system by serial number, in the case of implants, and by item number and quantities in the case of surgical instruments, and are monitored throughout the course of the year through sales and usage transaction activity.

3.

For any products that you track via unique serial numbers, please explain whether and how you monitor the aging of these components until their respective expiration dates. To the extent that you have an aging for these products, please provide us with a summary of the aging by significant type as of December 31, 2015.

Response:

The Company supplementally advises the Staff that serial numbered inventory expiration date is maintained in the Company’s inventory system, in which the Company extracts a report of serialized inventory expiring in the following 90 days in order to notify our independent agents to return those items to the Company to avoid implantation and to process the expiring inventory. The expiring inventory is classified in two types. The first type (Type I) are products for which only the packaging expires and can be repackaged for future sale due to the fact that the replaceable packaging has a shorter expiration time than the component itself, and therefore, repackaging extends the expiration date.  The second type (Type II) are those products that permanently expire and need to be disposed of after their initial expiration date. Because of the types of expiration the Company does not routinely maintain an aging of the serialized implants; however, the Company has provided a summary of the quantities aged by the two types in Exhibit B.

4.	To the extent that any of your products do not have unique serial numbers or other unique identifiers, please explain your internal controls for performing physical counts of this inventory.

CONFIDENTIAL TREATMENT REQUESTED BY EXACTECH, INC.

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Response:

The Company supplementally advises the Staff that each part in inventory has an identifiable SKU that is tracked in the Company’s inventory location system and all Company warehouse locations are counted at least once a year by Company employees (see response to Comment 2 above) who do not manage the inventory tracking on a day-to-day basis. Approximately 90% of the value in consignment locations is counted at least annually by either employees of the Company or by the independent agents. The counts are then reconciled to the inventory records by employees of the finance and accounting team. The majority of the non-serialized products are instruments with the instruments being consigned/loaned grouped into complete instrument kits. The instrument kits are inspected for completeness prior to surgeries because the surgery cannot be performed without the required instruments. Independent agents responsible for the consigned/loaned inventory are responsible for confirming the number of kits in their possession at the time of their location’s annual inventory count. When loaned instrument kits are returned they are inspected by Company employees to check for completeness and damage.

5.

Please explain how your internal controls consider any conflicts of interest in determining the personnel assigned to perform physical inventory counts. That is, explain the extent to which you assign people to count the inventory that are separate from those responsible with maintaining the inventory.

Response:

The Company supplementally advises the Staff that the inventory counts are performed as blind counts by Company personnel in the Company’s warehouse locations, and by either Company personnel or independent agents in the consignment locations. In each case the individuals performing the counts are not responsible for maintaining and reconciling the inventory in the inventory and accounting system. Serialized implants are counted using bar code scanners and non-serialized items are hand counted. Members of the Company’s finance and accounting team then reconcile the blind counts to the inventory in the inventory software system. Any variances discovered result in a recount of that item and further investigation if the recount results in continued variance.

6.	To the extent that you use cycle counts, please explain the internal control procedures you use to ensure that the inventory balance at year end is accurate and complete.

Response:

The Company supplementally advises the Staff that all inventory locations, whether on loan/consignment or located within one of the Company’s warehouse facilities, are tracked using an integrated enterprise resource planning software.  Each accounting reporting period, all of the detailed inventory records are reconciled to the amounts recorded in the inventory accounts in the general ledger.  Cycle counts are utilized on an ongoing basis throughout the year for both consignment and Company warehouse locations, reconciled to the amounts recorded in the general ledger and rolled forward each period.  Based upon the Company’s historical experience with these counts, the frequency of the counts, level of accuracy upon reconciliation, and the tracking afforded within the integrated enterprise resource planning software, management is reasonably assured that the inventory balance at the end of each reporting period is materially accurate and complete.

7.

In addition, please describe to us in further detail your internal control over financial reporting policies and procedures that relate to inventory that might become lost, damaged, opened, or utilized on a regular basis during the year.

CONFIDENTIAL TREATMENT REQUESTED BY EXACTECH, INC.

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Response:

The Company supplementally advises the Staff that as an integral part of the inventory counting procedures, inventory that is lost is determined during the count reconciliation process.  Lost inventory is charged to expense in the period it is confirmed to be lost.  When performing the inventory count; inventory is also evaluated for damage, sterility integrity (in the case of implantable medical devices), and expiration date.  Damaged inventory is evaluated for repairability, and if it is determined that such inventory is damaged beyond repair, it is disposed of and charged to expense when disposal is confirmed. The Company provides for a discrepant allowance each reporting period for those items in process of evaluation based upon the Company’s estimate of historical disposal rates. The costs to repair damaged inventory and return it to a sellable, or usable, condition are charged to cost of goods sold in the period of the repair.  The Company’s sales representatives are generally present in the operating room at the time of utilization of the implantable inventory and report the implantation to the Company by part, by serial number and by surgical facility for revenue recognition in the period of the date of implantation.  In addition to the above internal controls over financial reporting, the Company additionally manages field inventory control through the independent agents’ contractual responsibility for any discrepancies, which result in the agent’s loss of compensation. Recognition of these discrepancies can occur during the annual inventory count, or if products are damaged or lost when returned.

Item 8. Financial Statements
Note 2. Summary of Significant Accounting Policies
Inventories, page 51

8.

In response to the third bullet of comment 5, you told us that since you maintain an inventory allowance, you believe it is appropriate to continue to provide the information in Schedule II – Valuation and Qualifying Accounts.  Please note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments of inventory rather than true "reserves." In light of your responses to our comments, and the guidance in ASC 330-10-35-14 and SAB Topic 5.BB, we reissue the comment.  In future filings remove the information relating to the inventory allowance from Schedule II – Valuation and Qualifying Accounts.

Response: The Company supplementally advises the Staff that the Company will remove the inventory valuation estimate from Schedule II in future filings.

CONFIDENTIAL TREATMENT REQUESTED BY EXACTECH, INC.

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

9.

You told us in response to comment 5 that you view the product grouping, for example abc joint system, as the appropriate level to conduct your lower of cost or market analysis and, at the product grouping level, you do not typically identify lower of cost or market issues until such systems become obsolete.  Please respond to the following:

•Tell us why you did not apply the lower of cost or market method on an individual item-by-item basis.  Refer to ASC 330-10-35-8.

•Describe to us in further detail the levels at which items are grouped for purposes of your analysis under ASC 330-10-35 and provide detailed examples.  To the extent that your analysis is not done at the lowest level of grouping, please explain why. Also explain how you considered the location of the items in your analysis.

•Explain why your groupings are reasonable and represent like items and whether the method clearly reflects periodic income. Refer to ASC 330-10-35-1 through 35-11.

•Explain to us how you ensure that losses on some items or groupings are not being improperly offset by profits on others.

Response:

The Company supplementally advises the Staff that:

•In accordance with ASC 330-10-35-8, the Company does apply the lower of cost or market on an item number basis when that most appropriately reflects periodic income, such as when an individual item sells for lower than its cost.  However, in determining “excess” inventories for purposes of applying the lower of cost or market guidance, the product group level is used for implant inventory.  We considered the guidance in ASC 330-10-35-3 “The rule of lower of cost or market is intended to provide a means of measuring the residual usefulness of an inventory expenditure. The term market is therefore to be interpreted as indicating utility on the inventory date and may be thought of in terms of the equivalent expenditure which would have to be made in the ordinary course at that date to procure corresponding utility.”

Generally, the components of our systems are designed to work together and are sold as a product group. Individual sales include specific sizes and varying components of the system, and certain sizes we consider “standard” and are sold more frequently than non-standard sizes, however, all items within a product group as a whole are required for “utility” of the individual items.  Stated differently, we must stock at least one of each size of component for each system, and we are unable to stock only those items that have higher volumes and discontinue lower volume items. Therefore, we determined the product group level, rather than an item-by-item basis, as the appropriate level to assess lower of cost or market.

•Items are initially grouped for analysis on a product group level as that is the grouping our products are sold in and the life cycle is the same for all items within that product group. The utility of all products in the product groups is dependent on the product group as a whole. For example, the Company’s Optetrak Logic® PS system is a knee system with different components and sizes (see Exhibit C for example of item detail). The components of this system are designed to work together and are sold as a product group. Individual sales will include specific sizes and varying components of the system, and certain sizes are more “standard” and sold more frequently than non-standard sizes, the product group as a whole is the best measure of utility. The analysis is completed on a worldwide basis with no consideration to the location of the items as the items can readily be transferred to the different locations for usage.

•As such, in accordance with ASC 330-10-35-10 we believe that the product group represents the most useful determination of income. The items in the product groups are all parts of a specific implant system in the appropriate reportable segments. Some are the same item in different sizes and some are components needed in the same surgery. By analyzing the product group as a whole the Company believes it is more clearly reflecting the periodic income.

•In applying the lower of cost or market guidance at the grouping level, we do not offset losses within one product group against profits on other groups in determining any required allowance.

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10.

You also told us that you maintain an allowance for slow moving product that estimates the amount of that product that will become obsolete upon product line discontinuance.

With respect to this allowance, please respond to the following:

•Explain to us the accounting guidance you follow under U.S. GAAP to determine this allowance. We note from your response that you do not typically identify lower of cost or market issues until such systems become obsolete and that this allowance is in addition to that analysis.

•Provide us with a detailed example of your calculation of the allowance. Include an explanation of the basis for any significant assumptions.

•Explain to us the level at which you calculate the allowance. For example, tell us whether you calculate the allowance by looking at each product type held at each location.

•Tell us the level at which you determine the expected life and how often you update the estimate.  Provide a detailed example.

•Tell us why you believe your calculation of the allowance is reasonable since it only considers historical sales and not forecasted sales.

•You told us that recoveries to this allowance may result when historical sales increase or when the estimated life of a product line turns out to be longer than the original estimate.  Since we note that under ASC 330-10-35-14 and SAB Topic 5.BB a reduction in the carrying amount of an inventory item from cost to market value at the end of a fiscal year is viewed as creating a new cost basis for the item, tell us how your recoveries are consistent with that guidance.

CONFIDENTIAL TREATMENT REQUESTED BY EXACTECH, INC.

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Response:

The Company supplementally advises the Staff that:

•As noted above and in our prior response, the Company does not typically identify lower of cost or market write-downs because the cost of our on-hand inventory at the product group level is typically well below “market” for the product group. However, the Company’s slow moving allowance policy utilizes the guidance in ASC 330-10-35 to determine the slow moving allowance. As per ASC 330-10-35-2, one of the objectives of the subsequent measurement of inventory is to properly match costs to revenues on a periodic basis. We utilize the slow moving allowance to match the costs of lesser used items within a product group over the life cycle of the product group by allocating the slow moving charge of the required products over the time period of the expected revenues.

•The assumptions and calculation of the slow moving allowance are as follows:

oFor all product groups commercially launched greater than one year (excluding tissue, cement and polythene products due to their shorter expiration period as a Type II item, as referenced in the response to Comment 3), the Company establishes an allowance for slow moving inventory based on the 12-month rolling sales history.

oThe amount of inventory on hand that exceeds five years of sales, based on the rolling 12 month sales history by product SKU, is identified as slow moving inventory. The slow moving inventory is computed based on the percentage of slow moving years to total years of inventory on hand and is allowed for over the remaining 10 year life cycle.

oThe key assumptions in this allowance calculation are the implicit 15 year life assumption that we are making for product life cycles (5 years of inventory excluded from allowance and the remaining amortized over 10 years).

oAn estimated product life cycle of 15 years is utilized in the allowance computation based upon historical analysis of product life cycles vs. their market release dates.  As of December 31, 2015 the Company had historically launched approximately 318 product lines since 1992 of which 265 (or ~83%) remain active on the market.  Of the 53 product lines that became obsolete, the average age at date of obsolescence was 9.5 years.  Of the 265 currently active product lines, there are 49 that have been on the market for more than 15 years and on average these 49 product lines have been on the market for 19 years. While there is variation in the actual time product lines have been on the market, we continue to believe that the 15 year estimated life is reasonable for purposes of our estimation process.

oA detailed example and listing of the slow moving allowance for a product group is attached as Exhibit C.

•The slow moving calculation is performed on worldwide inventory at an item number level; however, the determination of the product life cycle and analysis of the slow moving products are performed on a worldwide product group level, as that is the most reasonable analysis to the product life cycle. The Company believes that recognizing the slow moving allowance of the product group over the product life cycle most clearly reflects periodic income for that product group because it requires a full group of items in order to deliver a complete offering of sizes for a surgeon to complete a patient specific surgery. The analysis is also more relevant on a global basis as items that are slow moving in one region of the World may not be so in another region as the Company from time to time will redeploy product groups in markets based on demand.

•The expected life is determined on a product group level using the expected remaining life cycle of the specific systems. The expected lives on these product groups are analyzed on an annual basis in order to confirm there is not early obsolescence though the 15 year life cycle assumption is not changed unless the product line is determined to be obsolete.

•We believe the comparison to historical trailing twelve months usage is most appropriate as it is the best representation of product usage by product group as market acceptance and future forecasting have proven difficult to predict.

•Due to the manner in which our slow moving allowance is calculated, we have previously disclosed that “recoveries” on slow moving items could occur for example when an item’s sales are higher than our historical trends. This occasionally happens when sales of a particular item within a product group increase from initial year sales trends as a result of a greater than expected market acceptance. However, when viewed collectively on a product group basis, we do not have recoveries of previously established allowances.  In future filings we will remove the word “recoveries” to avoid confusion. The inventory allowance disclosure provided in the Company’s fillings, were comprised of three components: slow moving, obsolescence and discrepant inventory. The change in the allowance charge was reported on a net change basis, for all the three allowance components combined. In future filings we will revise the disclosure to provide the gross allowance related charges that are recorded in operating results. Such revision will not have a financial impact on the results of operations or the total cash flow categories. Below is the split of the change in the inventory allowance for each of the years ended December 31, 2015 and 2014.

(In thousands)	Slow moving	Discrepant/Obsolete	Total
For the year ended December 31, 2015
Allowance charge	$ 2,081	$ 2,826	$ 4,907
Inventory disposal (1)	—	(3,384)	(3,384)
Net allowance change	2,081	(558)	1,523

For the year ended December 31, 2014
Allowance charge	$ 1,556	$ 2,444	$ 4,000
Inventory disposal (1)	—	(4,081)	(4,081)
Net allowance change	1,556	(1,637)	(81)

CONFIDENTIAL TREATMENT REQUESTED BY EXACTECH, INC.

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

(1) The inventory disposal amount includes disposal of obsolete items that could have previously been included in the slow moving allowance, as well as items that were disposed of due to current period loss or damage.

11.	We note from your response to comment 6 that any damage to implant packaging would result in return for review and possible repackaging. Please explain to us how you account for repackaging costs.

Response:

The Company supplementally advises the Staff that the repackaging costs are treated as a period cost of goods sold expense when incurred because the repackaging does not increase the utility of the inventory item. We estimate that repackaging costs total approximately $0.3 million to $0.4 million annually.

12.

We note from your response to comment 6 that consigned surgical instrumentation is monitored by your representatives and hospital staff.  Please explain to us your internal control over financial reporting policies and procedures related to consigned surgical instrumentation that becomes damaged or lost throughout the year.

Response:

The Company supplementally advises the Staff that the consigned instruments sent to a customer are complete sets required for surgeries. The hospital staff or our representatives will need to check the instrument kits prior to surgeries to verify the instruments are ready for the surgery. Any damaged or lost instruments must be reported and replaced prior to performing another surgery. When instrument sets are returned to the warehouse they are inspected for missing or damaged items. As the surgical instrument quantities and gross cost are tracked in the inventory system by the consigned location, the verification and activity for damaged and lost instruments is also managed in the inventory system.

13.

We note from your response to comment 7 that you determine non-current inventory using forecasted cost of goods estimated to be sold over the next 12 months, on a total inventory basis.  Please explain to us why you do not also use historical information, which is available on a lower level basis, consistent with the information utilized for your slow moving and obsolete inventory analysis.  Since you do not perform an analysis by item, it appears that there is a risk that the amounts allocated in each category are misstated. For example, if all your inventory consisted of infrequently sold sizes, your allocation method would still allocate a portion of that inventory to current. Please tell us how your analysis considers this risk and ensures that the amounts allocated are reasonable.

CONFIDENTIAL TREATMENT REQUESTED BY EXACTECH, INC.

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Response:

The Company supplementally advises the Staff that the forecasted cost of goods is based on estimated growth of historical sales; however, the Company uses forecasted cost as the mix of product expected to be sold may fluctuate from historical sales, as such the Company believes estimating the amount of inventory that is expected to be sold within the next 12 months is more reasonable to determine an estimate of non-current inventory. Even though the Company’s methodology uses a grouping approach, resulting in a possibility that an item that is less frequently used is allocated more to current, there is also the same possibility that an item that is fast moving is allocated less to current, however these risks are minimal and our methodology is appropriate given that the product mix doesn’t change significantly from year to year because we keep all sizes on hand. We believe that our approach is more reasonable by taking into consideration expected changes in product group mixes and increased sales of newer product launches. The non-current inventory calculation is an estimate, which the Company believes is reasonable and practical in the circumstances.

14.

In response to comment 7, you told us that you expect the majority of the non-current inventory value to be sold between two to five years.  However, you noted that because it includes the slow moving inventory that is expected to be sold prior to obsolescence, a smaller portion could take ten to fifteen years to sell. Please explain how you determined the periods of time required to sell the inventory if you do not even know the items included in noncurrent inventory.

Response:

The Company supplementally advises the Staff that while our classification of non-current inventory is based on projected next twelve months cost of goods sold due to the balance sheet classification of inventory, we are able to project the amounts of inventory that would be sold in periods greater than five years based on our slow moving inventory calculation for implants (see response to Comment 10 for further explanation). As of December 31, 2015, we projected that approximately $3.8 million of the $9.0 million in non-current inventory would be sold in periods greater than five years into the future.

15.

Also, we note that similar to your response to comment 1 you disclose that at certain times, as you stock new subsidiaries, add consignment locations, and launch new products, the level of inventory can exceed the forecasted level of cost of goods sold for the next twelve months and you classify your estimate of this inventory as non-current. Please tell us why you disclose that this only occurs at certain times since we note that you have had a substantial amount of non-current inventory in each period presented.

Response:

The Company supplementally advises the Staff that even though the Company launches new product almost annually and these launches tend to span several years as they are rolled out to different regions as approvals are completed, the Company also adds new customers and/or subsidiaries at least annually.  Additionally, over the last three years the Company experienced a robust product launch and market entry cycle and over the next few years we expect the non-current balances to decrease. The Company will revise our disclosure in future filings to remove the sense of infrequency to the above referenced events.

16.

Given your responses to our comments on your inventory policies, please revise future filings to more clearly explain your policies and procedures for inventory similar to your responses. Please also tell us how you considered ASC 330-10-50-6 and ASC 330-10- 55-8 in determining the disclosures you provided related to the significant estimates related to your inventory.

Response:

The Company supplementally advises the Staff that the Company will revise future filings to more clearly explain the policies and procedures for inventory. In determining the required disclosure of significant inventory estimates in accordance with ASC 330-10-50-6 and ASC 330-10-55-8 the Company believed the disclosure was sufficient to explain the uncertainty and the risk. However, the Company will further expand the disclosure to provide more quantitative measure of the risk. The following is the proposed disclosure to be included in the Company’s future filings:

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Inventories - Inventories are valued at the lower of cost or net realizable value using a FIFO inventory method. Inventory is comprised of implants and instruments held for sale, including implants consigned or loaned to customers and agents. The consigned or loaned inventory remains our inventory until we are notified of the implantation. We are required to maintain substantial levels of inventory because it is necessary to maintain all sizes of each component to fill customer orders. The size of the component to be used for a specific patient is typically not known with certainty until the time of surgery, and certain sizes are typically used less frequently than the “standard” sizes. Due to this uncertainty, a minimum of one of each size of each component in the system to be used must be available to each sales representative at the time of surgery, including unusual sizes that will be sold less frequently than “standard” sizes. Although we may conclude that it is more likely than not that all quantities on hand of certain sizes will eventually not be sold, we do not consider such items “excess inventory,” as our business model requires that we maintain such quantities in order to sell the “standard” sizes. As a result of the need to maintain substantial levels of all sizes and components of inventory, we are subject to the risk of inventory obsolescence. In the event that a substantial portion of our inventory becomes obsolete, it would have a material adverse effect on the Company. An allowance charge for slow moving inventories is recorded based upon an analysis of slow moving inventory items within a product group level. The slow moving inventory allowance is analyzed and calculated based on comparing the current quantity of inventory to historical sales and provides an allowance for any slow moving inventory on a systematic basis, which recognizes the cost of anticipated future obsolescence over the average fifteen year expected life of product groups. We believe this method is appropriate as it recognizes the lack of utility of these items (as a charge to cost of goods sold) over the related product group revenue life cycle. The key inputs to our slow moving allowance are trailing twelve months usage and the expected product life. Due to the nature of slow moving inventory changes in sales patterns from historical trends and future product release schedules, this could impact our allowance analysis. For items that we identify as obsolete, we record a charge to reduce their carrying value to net realizable value. We also maintain an allowance for discrepant inventory to allow for items that are lost or damaged. During the years ended December 31, 2015 and 2014 we experienced charges related to the inventory allowances of $4.9 million and $4.0 million, respectively. We also test our inventory levels for the amount of inventory that we expect to sell within one year. Due to the scope of products required to support surgeries and the fact that we stock new subsidiaries, add consignment locations, and launch new products, the level of inventory often exceeds the forecasted level of cost of goods sold for the next twelve months. We classify our estimate of such inventory as non-current.

Property and Equipment, page 51
17.

We note from your response to comment 8 that you find it impractical to quantify the gross amount and you are unable to accurately identify the net amount of internally used instruments. Please clarify for us how you are able to value an estimate of between 1% and 2% of gross capitalized instruments.

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Response:

The Company supplementally advises the Staff that the instruments used internally are pulled from our general instrument inventory for specific purposes and fluctuate significantly from day to day based on need. As such, the Company is able to see the gross value of instruments on a specific day, but the constant fluctuation makes it impractical to measure the net valuation because the instruments are not serial or lot traced in our system and therefore could be from a range of in-service dates for any given part number. Because of the inability to distinguish ages of the instruments, the Company is unable to determine the remaining life of the instruments internally used on a specific date.  In essence, the internally used instrument quantities are tracked in internal locations that are included in the capitalized surgical instrument total but the exact date that any specific instrument is capitalized is not distinguishable from any other item in the same reporting segment that are capitalized.

18.

We also note from your response to comment 8 that your surgical instruments are not separately identified. Similarly, in response to comment 9 you set forth that surgical instruments are not separately identifiable and it is not possible to distinguish between new or used instruments. Please explain to us how you were able to establish historical experience for a useful life given the noted factors.  Please provide us a detailed analysis to support your seven-year useful life.

Response:

The Company supplementally advises the Staff that the Company capitalizes and tracks instrumentation within reporting segments (i.e. Knee, Hip, Extremities, etc.) and monitors the total age of these capitalized totals.  When a used instrument is sold (typically determined by visible inspection) or there is damaged/lost instruments, the removal of these assets is processed on a FIFO pool basis (i.e. removals are processed from the oldest remaining pool).  The company continues to monitor and has historically experienced through the disposal history (see Exhibit D) that these instrumentation pools tend to last between five to nine years.

19.

Also in response to comment 9 you told us that instruments that are sold can be new or formerly used instruments but for accounting purposes you treat all sales of instruments as inventory sales. You also told us that you sold $5.2 million of instruments for each of the two years ended December 31, 2015 and 2014, and $3.7 million for the year ended December 31, 2013.  Please tell us how you determine the proper amount to include in cost of goods sold for the inventory.  For example, it appears that you sometimes sell surgical instruments that were previously depreciated as property and equipment.

Response:

The Company supplementally advises the Staff that instruments that are sold at full price are determined to be new or slightly used, and cost of goods sold is recorded as the full inventory cost of the product. Instruments that are sold at a large discount are done so because of their visible used appearance or because they are from an older product line (this is often a result of independent distributor negotiation in price sensitive international markets). When the deemed used instruments are sold, they are disposed of in property and equipment using the FIFO method, and the net book value of those instruments is recorded as the cost of goods sold.

20.

Also, since you maintain in current inventory the estimated value of instrumentation you expect to sell over the next twelve months, please tell us why in response to comment 11 you indicated that you only have $2.4 million of this inventory as of December 31, 2015, given that sales in 2015 were $5.2 million.

Response:

The Company supplementally advises the Staff that the cost of goods recognized for the $5.2 million sales in 2015 was $2.9 million. At December 31, 2014 the Company had $2.9 million of instrument cost recorded in current inventory, which was the estimate for cost of goods to be sold during the 12 months of 2015. As the Company uses forecasted cost of sales for the non-current allocation, there is a risk that the actual amount of sales and cost of goods sold could differ, however the Company believes, the estimation process is reasonable in the circumstances.

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21.	In response to comment 9 you set forth that you sell instruments to the independent international distributors. Please clarify whether you also loan instruments internationally.

Response:

The Company supplementally advises the Staff that the Company loans or consigns instruments internationally to customers through its foreign subsidiaries. In addition there are two independent distributors to which the Company consigns instruments. There are also situations where the Company loans instruments to independent distributors on a short term basis to cover special events or circumstances.  Any consigned or loaned instrumentation is grouped into the instruments that are capitalized in property and equipment.

22.

In response to comment 10 you set forth that instruments are consigned and loaned only to your agent representatives who maintain control and responsibility of the surgical instruments, but your response to comment 6 sets forth that surgical instruments are maintained at hospitals for surgeries. Please clarify how control and responsibility is maintained at the hospitals by your representatives.

Response:

The Company supplementally advises the Staff that the Company’s sales representatives for the hospitals are responsible for the surgical instruments that reside either in their offices or in the hospitals. As stated previously in the response to Comment 12 in this response, the surgical instruments are complete sets and prior to any surgery the contents need to be reviewed for completeness and good condition.

23.

Please explain to us how you account for sterilization, shipping and related costs of loaned surgical instruments, and tell us the amount of these costs for the periods presented and where these costs are located in your financial statements.

Response:

The Company supplementally advises the Staff that the sterilization of surgical instruments is performed at the hospital and is a cost for the hospital. Shipping expense is a period cost of goods sold. The Company is not able to separate the shipping of loaned instruments from the shipping of sold instruments or implants because all of these shipments are comingled daily and transported via common carrier. Total shipping costs for the year ended December 31, 2015 was $4.4 million, which included both consigned and sold product.

24.

We note from your response to comment 12 that you have $123.5 million, as revised, in cost basis of surgical instruments included in property and equipment as of year-end and these instruments are likely to become part of your loan program.  Considering these instruments may be used multiple times throughout the year, as set forth in response to comment 10, it appears that this amount of instruments is significant relative to the annual revenue that is generated.  For example, we note that total revenue in 2015 was $241.8 million. To help us understand this comparison, please describe to us (i) the types of instruments that are loaned for a typical surgery, (ii) the approximate range of costs of loaned instruments that are used at a surgery, (iii) the approximate number of times instruments can be used, and are typically used, per year, and (iv) the range of revenues you record per surgery.

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Response:

The Company supplementally advises the Staff that the surgical instruments used in replacement surgeries are substantial and used many times over their respective lives. Because of the need to have most surgical instruments in the Company’s customer hospitals for the surgeries generally performed at those hospitals there are a substantial amount of instruments in the field. The usage of instruments can be categorized into two categories: 1) those that are indefinitely placed at an independent agent or international subsidiary’s location which are referred to as consignment and 2) those that are in the Company’s loaner bank system and are shipped in and out of the Company’s warehouses to support low volume customers. Both categories of surgical instruments are capitalized in property and equipment at the time of initial deployment based on the inventory tracking system and the system location that these instruments reside. The Company does not charge the hospital customers for the consignment instruments or the usage of these instruments as the Company’s revenues for domestic and international subsidiary business is solely from the revenue from the implant sales. The usage of the surgical instruments could vary substantially depending on the quantity of surgeries performed at the respective hospitals. Additionally, some surgeons have special instrument requests, which may cause the contents of the instrument kits to vary slightly. Below and in the accompanying Exhibit E the Company has provided responses to your request regarding average use:

i.Exhibit E contains an example listing of the instrument kits and the components in each kit for the standard Optetrak Logic PS knee system.  A typical system includes anywhere from 3-8 kits of instruments of which each kit can contain anywhere from 10-40 individual instruments.

ii.See Exhibit E for the cost of the instruments for the example system Optetrak Logic PS knee system. The range of total costs for our various instrument systems ranges from approximately $12,000 to $60,000 depending on the system (Knee, Hip, Extremities, etc.).

iii.The company monitors the usage (instrument turns) per set of the deployed systems and the loaner banks and the company system turns range from 24 to 54 annually depending on the system.

iv.Revenue ranges per surgery vary significantly dependent on the system being used (Knee, Hip, Extremities, Revision, Primary, etc) and the market being sold. Typical implant revenues for primary surgeries (initial implantation of a component) range from $2,200 to $8,500 and revision surgeries (revising of an original primary surgery) range from $4,000 to $35,000.

25.

Similarly, we note that you have acquired $106.9 million of surgical instruments over the past seven years that were capitalized as property and equipment based on the amounts included in your discussion of depreciation expense in MD&A in those years; instruments which have a seven year useful life. As part of your response, please also discuss why the amount of surgical instruments at December 31, 2015 is greater than this amount.

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Response:

The Company supplementally advises the Staff that, as referenced in response to Comment 18 above, the Company tracks capitalized instruments in pools based on their quarterly capitalization date and disposes of portions of these assets when used assets are sold or there are lost or damaged instruments using a FIFO approach.  The Company’s average experience has been that the instruments last between five to nine years (see Exhibit D) and therefore there are some capitalized instruments remaining in service that are fully depreciated.   As a result the remaining surgical instrument gross balance as of the Company’s December 2015 balance sheet is higher than the capitalized total for the proceeding seven years. It is the Company’s expectation that over a longer period of time, surgical instruments will trend more toward a seven year life due to slightly shortening life cycles and length of time the product group has been in service. The Company will continue to monitor the historical experience in order to ensure that the seven year estimated life remains appropriate.

Form 10-Q for the Quarterly Period Ended March 31, 2016
Item 1. Financial Statements
Note 1. Basis of Presentation, page 6

26.

In response to comment 12 you set forth that you reclassified certain instruments from inventory to property and equipment.  Please explain to us how you considered ASC 250-10-45 and 10-50 as it relates to your accounting and presentation, including whether this change represents a change in accounting principle. Also refer to exhibit 18 of Item 601(b) of Regulation S-K.

Response:

The Company supplementally advises the Staff that due to the nature of the Company’s surgical instruments the Company classifies the carrying amount of surgical instruments on hand at any one time as either (1) inventory, (2) non-current inventory or (3) non-current assets classified within Property and equipment.  During the first quarter of 2016 we re-evaluated the classification of surgical instruments and determined that amounts we had previously classified as non-current inventory were more appropriately reflected as non-current assets within Property and equipment.  We believe the current classification is a more accurate representation of the expected ultimate use (i.e., included within our consigned/loan program versus sold as inventory) of the non-current surgical instruments. We considered whether this reclassification of prior period amounts constituted an error correction or a reclassification and determined that even if it constituted an error correction, that the impact on our previously issued financial statements would not be qualitatively material.  In making that assessment, we considered the guidance in SAB 99 and chose to treat the reclassification of surgical instruments as a revision of prior financial statements and not a correction of an error. Although the amounts are quantitatively large, $14.4 million reclassified from non-current inventory to property and equipment at December, 31, 2015, we considered the qualitative aspects of this change as follows:

•The change did not have any impact on current assets, total non-current assets, net income or stockholders’ equity

•The change did not have any impact on key financial performance measures, such as return on assets or earnings per share

•The impact of the change is disclosed in our current filings

Pursuant to exhibit 18 of Item 601(b) of Regulation S-K and the facts outlined above, we determined that a letter re: a change in accounting principle from the Company’s registered independent accountant was not required.

27.

In addition, your disclosure sets forth that the reclassified surgical instrumentation was not yet placed in service. Please reconcile that determination with your responses to comments 8 and 9 which set forth that surgical instruments are not separately identifiable and it is generally not possible to distinguish between new or used instruments.  Please provide us a table of your reclassified surgical instruments including dates of acquisition and related amounts in determining the amount of the reclassification.

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Response:

The Company supplementally advises the Staff that, as noted in prior responses the quantity, location and cost of surgical instruments are maintained in the Company’s inventory system. The carrying amount of surgical instruments that were reclassified related solely to surgical instruments that were on hand at company-owned locations and therefore were not deemed to be placed in service. Surgical instruments are determined to be placed in service when they are transferred to an agent location and they are depreciated in a group by the reporting segment based on the period and value they are placed in service. Due to the nature of our surgical instruments we are unable to provide detail by acquisition date related to the reclassification.

If you have any questions, please do not hesitate to call me at (352) 377-1140.

Sincerely,

/s/ Joel C. Phillips

Joel C. Phillips
Chief Financial Officer

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EXHIBIT A

[***]

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EXHIBIT B

[***]

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EXHIBIT C

[***]

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EXHIBIT D

[***]

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EXHIBIT E

[***]

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